EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

	Fiscal Year
	2000	1999	1998
	(in thousands, except per share data)
Net Income Per Common Share-Basic
Weighted average shares outstanding	30,831	30,092	29,976

Net income(1)	$32,101	$21,732	$ 7,684

Net income per share-basic	$ 1.04	$ 0.72	$ 0.26

Net Income Per Common Share-Diluted
Weighted average shares outstanding	30,831	30,092	29,976
Net effect of dilutive stock options based on the treasury stock
method using average market price	2,630	1,691	882

Total shares outstanding for computation of per share earnings	33,461	31,783	30,858

Net income(1)	$32,101	$21,732	$ 7,684

Net income per share-diluted	$ 0.96	$ 0.68	$ 0.25

(1)	The results for fiscal 1998 include the cumulative effect of a change in accounting principle of $6.3 million ($0.21 per basic share and $0.21 per diluted share), net of income tax benefit.